Exhibit 99.5

Leading Telecom Transforms Customer Experience with NICE Robotic Process
Automation

NICE’s advanced AI-based RPA is being used to automate both front and back-office operations to increase employee engagement and increase customer satisfaction

Hoboken, N.J., December 11, 2019 – NICE (Nasdaq: NICE) today announced that a leading multinational telecommunications corporation has introduced NICE Robotic Process Automation (RPA) across its pan-India operations as part of a post-merger consolidation. The advanced automation solution is being deployed to optimize both front- and back-office workflows for increased productivity and customer satisfaction.

Thousands of employees will be benefitting from NICE RPA’s leading attended desktop automation solution in the initial phase. As an experienced automation vendor in the market, with a proven track record of supporting hundreds of organizations to successfully scale their RPA deployments globally, NICE will be helping this telecommunications organization expand its process automations to tens of thousands of users across the enterprise.

In the contact center, NICE’s intelligent attended robots with advanced capabilities (superseding traditional RPA technologies) work in real-time to support the employee during each step of a customer interaction. The robots collate data from the various customer relationship management (CRM) applications used by employees across each of the merged companies. They display context-relevant customer data on the agent’s screen, with a suggestion of the next best action to take to enhance the customer experience and drive incremental return of investment (ROI) for the organization. Records of the call are promptly stored for compliance purposes, and any forms needed to support the customer are automatically and instantly populated by the robots, eliminating manual entry errors, shortening handle times, and reducing the need for rework. This saves the company money while empowering agents, increasing their satisfaction, and enhancing the customer experience.

The telecom company is also implementing NICE RPA to automate routine back-office processes that do not require human judgment. By eliminating the need for manual intervention, employees are free to focus their efforts on higher-value tasks.

In order to most effectively allocate robotic resources at any given time, NICE RPA includes a centralized management environment. The system collects live data on automated processes and system health and orchestrates all the tasks for the attended and unattended robotic workforce.

“We are pleased to have begun this relationship in India, assisting more multinational organizations on their customer experience transformation journey,” said Darren Rushworth, President of APAC at NICE. “In order to ensure maximum success and expand the RPA solution effectively across the enterprise, we’ve collaborated in setting up a Center of Excellence for employee training, workshops, and the identification of automation opportunities with the optimum ROI potential. Currently on the agenda is the introduction of NEVA (NICE Employee Virtual Attendant), who will free agents from routine, low-value tasks that consume so much of their time each day.”

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, 201-561-4442, chris.irwin-dudek@nice.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Rushworth are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.